UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at October 14, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: October 19, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

  BLM GRANTS APPROVAL FOR CONSTRUCTION OF A SECOND ALIMAK RAISE
AT GREAT BASIN GOLD'S HOLLISTER PROJECT

October 14, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces another step forward in the permitting process for the Company's Hollister Project in northeastern Nevada. The Bureau of Land Management ("BLM") issued a final approval Decision Notice for a Plan of Operation Amendment to construct a second Alimak raise to surface at the western end of the Project's underground workings. The first Alimak raise on the eastern section of the mine was completed in 2008.

The Alimak method of a raise construction was selected because of the minimal surface disturbance required. This was an important consideration due to the cultural sensitivity of the surface lands in the vicinity of the Hollister Project. This raise will be excavated from the underground workings up to the surface. The surface footprint is minimized to the size of a small exploration drill site. The Alimak raise climber itself is powered by compressed air and all of the powering components are housed underground to prevent additional surface disturbances.

The Western Shoshone Native American Tribes were consulted during the permitting process by the BLM and the conditions of approval include the constraining of surface activities to the small temporary disturbance area created during the successful geotechnical drill hole completion. The approval incorporated the utilization of "playpen" fencing for the Alimak raise construction site, an environmentally friendly concept introduced in 2008 by the Company for its surface exploration drilling sites at Hollister, up to the completion of the construction.

Construction of the surface collar of the Alimak raise will begin immediately to take advantage of fall weather conditions. The Alimak raise is expected to be completed in the second quarter of 2010.

President and CEO Ferdi Dippenaar commented: "The health and safety of our employees is our first and foremost priority. The Alimak raise provides an alternative point of egress from our underground workings thereby assuring the safety and continued well being of our employees. This raise would also increase ventilation in the western section of the mine allowing for further exploration of the newly discovered Gloria vein system as well as expanded trial mining activities."

For additional details on Great Basin Gold and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.